UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On November 26, 2018, The Stars Group Inc. issued a news release (the “Release”) announcing that it has entered into an agreement with Eldorado Resorts, Inc. (NASDAQ: ERI) for online betting and gaming market access. A copy of the Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: November 26, 2018	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated November 26, 2018